SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 21, 2009

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published four announcements on August 21, 2009 on the Hong Kong Stock Exchange’s website at:

(i) http://www.hkexnews.hk/listedco/listconews/sehk/20090821/LTN20090821403.pdf , with respect to the completion of the non-public issue of foreign domestic shares (H shares) of the Company to Nan Lung Holding Limited;

(ii) http://www.hkexnews.hk/listedco/listconews/sehk/20090821/LTN20090821393.pdf , with respect to the completion of the non-public issue of RMB ordinary shares (A shares) to China Southern Air Holding Company;

(iii) http://www.hkexnews.hk/listedco/listconews/sehk/20090821/LTN20090821409.pdf and http://www.hkexnews.hk/listedco/listconews/sehk/20090821/LTN20090821413.pdf with respect to updates on the latest changes of the issued share capital of the Company, as a result of the non-public issue of A shares and H shares, respectively.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: August 21, 2009

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

ANNOUNCEMENT
COMPLETION OF SUBSCRIPTION OF H SHARES

Reference is made to the announcements of China Southern Airlines Company Limited (the "**Company**") dated 10 December 2008, 3 June 2009 and 14 August 2009 in relation to the subscriptions of A Shares and H Shares of the Company by China Southern Air Holding Company ("CSAHC") and Nan Lung Holding Limited ("**Nan Lung**") respectively (the "**Announcement**"). Unless otherwise defined herein, capitalized terms used herein have the same meanings as ascribed to them in the Announcements.

The Company is pleased to announce that, a total of 721,150,000 foreign domestic shares (H Shares) have been issued to Nan Lung at an issue price of HK$ equivalent of RMB1.00 and all of the issued shares are ordinary shares. Nan Lung has also completed the relevant subscription procedures.

The issuance of 721,150,000 A Shares to CSAHC has also been completed. Please refer to the announcement in respect of the results of the issue of A Shares and change of share capital of the Company of even date for details.

The shareholding structure of the Company prior to, and immediately after completion of the H Share Subscription is as follows:

	Prior to completion of H Shares Subscription	Number of newly issued H Shares	After completion of H Shares Subscription
A Shares (with selling restrictions)	4,021,150,000	-	4,021,150,000
A Shares (without selling restrictions)	1,500,000,000	-	1,500,000,000
H Shares	1,761,267,000	721,150,000	2,482,417,000
Total	**7,282,417,000**	**721,150,000**	**8,003,567,000**

By order of the Board

China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

21 August 2009

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
Stock Code: 1055

ANNOUNCEMENT

COMPLETION OF SUBSCRPTION OF A SHARES

Reference is made to the announcement of China Southern Airlines Company Limited (the "Company" or "CSA") dated 10 December 2008, 3 June 2009 and 14 August 2009 in relation to the subscriptions of A Shares and H Shares of the Company by China Southern Air Holding Company ("CSAHC") and Nan Lung Holding Limited ("Nan Lung") respectively (the "Announcements"). Unless otherwise defined herein, capitalized terms used herein have the same meanings as ascribed to them in the Announcements.

IMPORTANT NOTE:

1. Number of shares issued and issue price

Type of shares: RMB ordinary shares (A Shares)
Number of shares issued: 721,150,000 shares
Issue price: RMB3.16 per share
Total proceeds: RMB2,278,834,000.00

2. Number of shares subscribed, lock-up period and expected listing date

CSAHC, the controlling shareholder of the Company, subscribed for all the shares under this issue, being 721,150,000 A shares and undertook that it would not transfer the subscribed A shares within 36 months from the completion date of the issue. The subscribed A shares are expected to be listed on 20 August 2012.

3. Transfer of Assets

All 721,150,000 A shares under this non-public issue were subscribed for in cash and did not involve any transfer of assets.

I. Overview of this issue

(1) Procedures for this issue

1. Internal decision-making procedures for this issue

The non-public issue of A shares by CSA was considered and passed at the Sixth meeting of the Fifth board of directors of the Company convened on 10 December 2008 and the First Extraordinary General Meeting for the Year 2009, the First A Shares Class Meeting for the Year 2009 and the First H Shares Class Meeting for the Year 2009 convened on 26 February 2009.

2. The approval procedures of China Securities Regulatory Commission ("CSRA") for this issue

On 19 March 2009, the application for this non-public issue of A shares had been formally accepted by CSRC. On 27 May 2009, the application for this non-public issue of A shares was unconditionally considered and approved by the Public Offering Review Committee of CSRC. On 13 August 2009, CSA received "The Approval of Non-public Issue of Shares by China Southern Airlines Company Limited" (the CSRC Authorization [2009] No. 541) (《關於核准中國南方航空股份有限公司非公開發行股票的批覆》（證監許可[2009]541號）) from CSRC on this non-public issue of not more than 721,150,000 A shares.

(2) Profile of this issue

1.	**Type and nominal value of the shares issued:**	RMB ordinary shares (A shares) of nominal value of RMB1.00 each
2.	**Number of shares issued:**	721,150,000 shares
3.	**Target placee:**	China Southern Air Holding Company
4.	**Issue price:**	RMB3.16 per share (not less than 90% of the average trading prices of the A shares of the Company for the 20 trading days prior to the date on which the announcement of the resolutions in respect of the non-public issue at the Sixth meeting of the Fifth board of directors of the Company was published (11 December 2008), being RMB3.16 per share)
5.	**Total proceeds:**	RMB2,278,834,000.00; of which, the actual net proceeds raised after deducting the issue expenses of RMB15,508,113.04 is RMB2,263,325,886.96.
6.	**Method of issue:**	Non-public issue of shares to the specific investor for subscription in cash

7.	**Lock-up period:**	The A shares acquired by CSAHC under this non-public issue of A shares by the Company shall not be transferred within 36 months from the completion date of the issue.
8.	**Issue expenses:**	RMB15,508,113.04
9.	**Sponsor:**	China International Capital Corporation Limited

(3) Verification of proceeds raised and registration of shares

According to the "Verification Report on Proceeds of the Non-public Issue of Shares by China Southern Airlines Company Limited" (Zhong Rui Yue Hua Yan Zi (2009) No.125) (《中國南方航空股份有限公司非公開發行股票申購資金驗資報告》（中瑞岳華驗字[2009]第125號）) issued by Zhong Rui Yuehua Certified Public Accountants Company Limited, on 17 August 2009, RMB2,278,834,000.00, being the consideration of this non-public issue of A shares paid by CSAHC, had been deposited to the exclusive account for this issue opened by China International Capital Corporation Limited.

According to the "Capital Verification Report" (KPMG-C (2009) CR No. 0002) issued by KPMG Huazhen, as at 17 August 2009, the total proceeds from this non-public issue of A shares by CSA was RMB2,278,834,000.00. The actual net proceeds raised after deducting the issue expenses of RMB15,508,113.04 is RMB2,263,325,886.96, of which RMB721,150,000.00 was used to increase the registered capital (paid-in capital), and the remaining RMB1,542,175,886.96 was credited to capital reserve.

On 20 August 2009, the procedures for registration of the issued A shares from this non-public issue with the Shanghai Branch of China Securities Depository & Clearing Co. Ltd. （中國證券登記結算有限責任公司）were completed.

(4) Conclusions in relation to the compliance of the procedures and the subscriber of the non-public issue

1. Conclusion given by the Sponsor

The Sponsor of the Issue, China International Capital Corporation Limited, concluded that: "The non-public issue of A Shares (the "Issue") by the Company has been approved by the board of directors and general meeting and class meetings of the Company, as well as by the China Securities Regulatory Commission. The procedures of the Issue are based on fair and just principles and transparency is maintained. The Issue is in compliance with the requirements of the relevant laws, rules and regulations, such as "Company Law of the PRC", "Securities Law of the PRC", "Measures for the Administration of Securities Offerings by Listed Companies" and "Implementation Rules on Non-public Issue of Shares by Listed Companies". It is in accordance with the resolutions of the Sixth meeting of the Fifth board of directors of China Southern Airlines, 2009 First extraordinary general meeting, 2009 First A Share class meeting, 2009 First H Share class meeting of China Southern Airlines. Therefore, the result of this Issue is fair and just. "

2. Conclusion given by the Lawyer of the Issuer

Z & T Law Firm advised that: "The non-public issue of A Shares by the Company has obtained all necessary consents and approvals. The target placee conforms to the provisions of Rule 37 of the Measures for the Administration of Securities Offerings by Listed Companies. The Subscription Agreement satisfies the requirements of Rule 12 of the Implementation Rules on Non-public Issue of Shares by Listed Companies and is legal and valid. The procedures of the Issue adopted by the Company are in compliance with the relevant requirements for the non-public issue of shares and are legal and valid. In respect of the non-public issue of shares, the Company is yet to file with the Ministry of Commerce of the PRC and proceed with the amendments to industry and commerce registration."

II. Result of the Issue and Profile of the Placee

(1) Result of the Issue

The total amount of A Shares involved in the non-public issue is 721,150,000 shares which have been fully subscribed in cash by CSAHC. The total amount of fund raised from the subscription is RMB 2,278,834,000.00. Transfer of the A Shares taken up by CSAHC is prohibited within a period of 36 months from the date of completion of the Issue. The date from which the A Shares can be listed for trading is expected to be on 20 August 2012.

(2) Profile of the Target Placee

1. Basic information of CSAHC

Company name: China Southern Air Holding Company
Company nature: collectively owned by the people
Domicile: Baiyun International Airport, Guangzhou, Guangdong Province
Legal representative: Si Xian Min
Registered capital: RMB 6,091,276,000
Business scope: operating all state-owned assets and equities generated from state investment of the group companies and their investment enterprises.

2. Relationship between target placee and the Company

Immediately prior to the Issue, there were a total of 6,561,267,000 issued shares in the capital of the Company. As CSAHC was directly and indirectly interested in 3,305,350,000 shares in the Company, representing 50.38% of the total share capital of the Company, it was then a controlling shareholder of the Company. Following the Issue, CSAHC is directly and indirectly interested in 4,026,500,000 shares in the Company, representing 55.29% of the total share capital of the Company as enlarged by the Issue, therefore it remains a controlling shareholder of the Company.

3. Major transactions between the target placee and its related parties and the issuer in the past year:

The Company has entered into certain connected transactions with its controlling shareholder CSAHC and its subsidiaries and associated companies under its control ("Related Parties" or "Related Companies"). According to the timing of these transactions, they are classified as one-off connected transactions and continuing connected transactions. One-off connected transactions mainly involve the trading of assets or properties and external joint investments, and continuing connected transactions mainly involve lease of land and buildings, provision of equipment import and export agency, advertising agency, certain air catering services and the financial services provided by Southern Airlines Group Finance Company Limited.

1) **Material one-off connected transactions between the Company and the target placee and its related parties for the past year**

- On 15 June 2006, the Company entered into the Capital Contribution Agreement with CSAHC, pursuant to which the parties agreed to increase the registered capital of Southern Airlines Culture and Media Co., Ltd. from RMB10 million to RMB65 million by introducing new capital contribution. The Company will make a capital contribution in the sum of RMB32.5 million, representing 50% of the registered capital of Southern Airlines Culture and Media Co., Ltd. after the capital contribution. The capital contribution will be made by way of injection of the 45% shareholding in Southern Airlines Advertising and Media Co., Ltd. held by the Company and the Intangible Assets. CSAHC will make a capital contribution of RMB22.5 million to Southern Airlines Culture and Media Co., Ltd. by cash, so that the total capital contribution made by CSAHC amounts to RMB32.5 million, representing 50% of the registered capital of Southern Airlines Culture and Media Co., Ltd. after the capital contribution. As the Company is still unable to register its proposed Intangible Assets contribution to Southern Airlines Culture and Media Co., Ltd. with the Administration for Industry and Commerce, the Company entered into the Supplemental Agreement with CSAHC on 15 July 2008 (after trading hours), pursuant to which the Company agreed to change its form of contribution from injecting the Intangible Assets to injecting cash in the sum of RMB28,684,945 to Southern Airlines Culture and Media Co., Ltd. As at 15 July 2008, the connected transaction was reviewed and approved by the board of the Company (the 'Board'), and the resolution announcement was published on the website of Shanghai Stock Exchange on 15 July 2008.

- On 11 November 2008, after consideration and approval by the Board, the Company entered into the Transfer Agreement with Southern Airlines Culture and Media Co., Ltd. to transfer the exclusive right to the use of certain Intangible Assets of the Company to Southern Airlines Culture and Media Co., Ltd. for a period of 18 years from 31 March 2008 to 30 March 2026. According to the valuation of 中磊會計師事務所有限責任公司 (Zhong Lei Certified Public Accountants Co., Ltd.) to the Intangible Assets proposed to be transferred, the transaction price of the Intangible Assets in such transfer amounted to RMB35,036,600.

2) **Major continuing connected transactions between the Company and the target placee and its related parties for the past year**

Details of major continuing connected transactions which are being performed between the Company and CSAHC and its related parties since the beginning of 2008 are as follows:

On 12 April 2007, upon consideration and approval of the Board, the Company and Southern Airlines Culture and Media Co., Ltd. entered into an Advertising Agency Framework Agreement for a term of three years commencing from the date of the agreement. Under the agreement, Southern Airlines Culture and Media Co., Ltd. will produce advertisement script, graphic and music for the Company with the copyrights of such products belonging to the Company, subject to compliance with the relevant provisions of the Listing Rules of the Stock Exchange. The parties have determined the various rates for providing advertising services after negotiations on a fair and equitable basis, and Southern Airlines Culture and Media Co., Ltd. has promised that the advertising fees for which they charged the Company were all based on the prevailing market prices for similar business which were accepted by the Company. As set forth in the agreement, the transaction cap for 2007, 2008 and 2009 were RMB16,000,000, RMB20,500,000 and RMB25,500,000, respectively.

On 10 January 2008, upon consideration and approval of the Board, the Company and CSAHC entered into the Land Lease Agreement and the Property Lease Agreement, which are effective for the period from 1 January 2008 to 31 December 2010. Pursuant to those agreements, the annual rentals payable by the Company to CSAHC are RMB21,817,145 and RMB48,474,632.77 respectively, which totaled upto RMB70,291,777.77.

On 10 January 2008, upon consideration and approval of the Board, the Company and China Southern Airlines Group Passenger and Cargo Agent Company Limited ("PCACL"), a wholly-owned subsidiary of CSAHC, have entered into the Framework Agreement on Expanded Businesses Including the Sale of Air Tickets, the Airfreight Forwarding Services, Chartered Flight and Pallets Agency Services, Delivery Services For the Outside Storage Area and the relevant Internal Operation Services For the Inside Storage Area of China Southern Airlines Company Limited (the "New Sales Agreement"), which is effective for a period from 1 January 2008 to 31 December 2010. Pursuant to the New Sales Agreement, the cooperative scope of both parties thereto mainly comprises extended businesses including air ticket sales agency services, airfreight forwarding sales agency services, chartered flight and pallets agency services, internal operation services for the inside storage area, and delivery services for the outside storage area and chartered flight and pallets sales agency business. The annual cap for transaction value under the New Sales Agreement shall not exceed RMB250 million.

On 10 January 2008, upon consideration and approval of the Board, the Company and Southern Airlines (Group) Import and Export Trading Company, a wholly-owned subsidiary of CSAHC, entered into an Import and Export Agency Framework Agreement with, pursuant to which the parties shall cooperate on the following business domains: import and export, customs clearance, customs declaration and inspection, tendering and agency, etc.. The agreement is effective for a period from 1 January 2008 to 31 December 2010, and the annual cap for the commission shall not exceed RMB90,000,000.

On 18 January 2008, the renewal of the Financial Services Framework Agreement dated 15 November 2007 (the "New Agreement") between the Company and China Southern Airlines

Group Finance Company Limited ("SA Finance"), was considered and approved at the 2008 First Extraordinary General Meeting of the Company. Therefore, the New Agreement replaces the Financial Services Framework Agreement which expired on 31 December 2007 (the "Original Agreement", which became effective after being approved at the general meeting on 31 December 2004). Under the New Agreement, the balance of the Company's deposits placed with SA Finance (including accrued interests) should not at any time exceed RMB2.6 billion, nor should the balance of loans borrowed from SA Finance at any time exceed the above-mentioned level. The annual cap of fees payable to SA Finance for the other financial services should not exceed RMB5 million. As at 31 December 2008, the actual balance of the Company's deposits placed with SA Finance was RMB1.139 billion, and it had outstanding loans borrowed from SA Finance of RMB2.539 billion.

Upon consideration and approval by the Board, the Company renewed the Property Lease Agreement with CSAHC on 29 December 2008, pursuant to which the Company leased seven parcels of land and twelve properties from CSAHC. The agreement is valid from 1 January 2009 to 31 December 2011. Under such agreement, the annual rents payable to CSAHC are RMB37,148,660, RMB39,006,093 and RMB40,956,398 respectively.

On 29 December 2008, upon consideration and approval of the Board, the Company and Guangzhou China Southern Airlines Property Management Company Limited, a wholly-owned subsidiary of CSAHC, renewed the Framework Agreement for the Engagement of Property Management, which is effective for the period from 1 January 2009 to 31 December 2011. Pursuant to the agreement, the Company has appointed Guangzhou China Southern Airlines Property Management Company Limited to provide management and maintenance services for the Company's headquarters in Guangzhou and to provide maintenance and management services for the 110KV transformer substation and the annual management fees payable by the Company to Guangzhou China Southern Airlines Property Management Company Limited shall not exceed RMB47,010,000. Property service and management fees incurred for the year 2008 between the Company and Guangzhou China Southern Airlines Property Management Company Limited amounted to an aggregate of RMB31,000,000.

On 23 May 1997, the Company and Shenzhen Air Catering Company Limited, an investee of CSAHC, entered into a Catering Agreement, pursuant to which Shenzhen Air Catering Company Limited provides air catering and related in-flight services for the Company. The agreement was automatically renewed. Catering fees incurred for the year 2008 between the Company and Shenzhen Air Catering Company Limited amounted to an aggregate of RMB60,000,000.

On 30 June 2009, upon consideration and approval by the 2008 Annual General Meeting, the Company and TravelSky Technology Limited, an investee of CSAHC, entered into a Service Agreement, which is effective for the period from 1 January 2009 to 31 December 2009. Pursuant to the agreement, the Company shall pay service fees to TravelSky Technology Limited for flight control system services, electronic travel distribution system services, ticket-reservation system extended services and civil aviation and commercial data network services surrender by TravelSky Technology Limited to the Company. Service fees for the year 2008 payable by the Company to TravelSky is expected to be not more than RMB400,000,000.

The Company has performed the approval procedures and information disclosure obligations for the above transactions in accordance with requirements under China Securities Regulatory Commission, Shanghai Stock Exchange and other relevant laws and regulations. Details of related parties and transaction value involved in the above connected transactions have been disclosed in the Annual Report, Interim Report and Quarterly Report of the Company.

3) **The future transaction arrangements between the target placee and the Company**

After the completion of the non-public issue of A Shares, the business relationship and management relationship among the Company, CSAHC, the controlling shareholder of the Company and its associates will remain intact. For future possible connected transactions, the Company will, adhering to market practice and on a just, fair and open basis, enter into connected transaction agreement in accordance with the law and perform its information disclosure obligations and implement the relevant reporting and approval procedures in accordance with the requirements of relevant laws, regulations and the Listing Rules. The company will strictly follow the pricing mechanism prescribed in the relevant agreements for connected transactions so that the interests of the Company and all the shareholders will not be impaired.

III. Changes of the 10 Largest Shareholders of the Company before and after the Issue

There was no change of control of the Company as the controlling shareholder was and remains to be CSAHC before and after the completion of the non-public issue of A Shares. Before and after the completion of the non-public issue of A Shares, the 10 largest shareholders of the Company are set out below.

(1) The 10 largest shareholders of the Company before the Issue

As of 31 March 2009, the 10 largest shareholders of the Issuer are as follows:

No.	Names of shareholders	Shareholder	Number of shares held (shares)	Shareholding (%)	Number of restricted shares held (shares)
1	CSAHC	State-owned legal person	3,300,000,000	50.30%	3,300,000,000
2	HKSCC Nominees Limited	Overseas legal person	1,739,418,397	26.51%	—

3	China Construction Bank – YinHua Core Value Equity Fund (中國建設銀行－銀華核心價值優選股票型證券投資基金)	Others	46,006,487	0.70%	—
4	The Industrial and Commercial Bank of China – Universal Balanced Growth Stock Investment Fund (中國工商銀行－匯添富均衡增長股票型證券投資基金)	Others	44,999,836	0.69%	—
5	The Industrial and Commercial Bank of China – Lion Value Growth Securities Investment Fund (中國工商銀行－諾安價值增長股票證券投資基金)	Others	29,097,736	0.44%	—
6	China Construction Bank – Yinhua Thematic Wealth Equity Fund (中國建設銀行－銀華富裕主題股票型證券投資基金)	Others	21,806,576	0.33%	—
7	The Industrial and Commercial Bank of China – South Selective Stock Investment Fund (中國工商銀行－南方成份精選股票型證券投資基金)	Others	21,000,000	0.32%	—

8	Bank of Communications – Ke Rui Securities Investment Fund (交通銀行－科瑞證券投資基金)	Others	19,866,620	0.30%	—
9	The Industrial and Commercial Bank of China – South Excellent Performance Growth Stock Investment Fund (中國工商銀行－南方績優成長股票型證券投資基金)	Others	19,327,464	0.29%	—
10	China Minsheng Banking Corp., Ltd. – Changxin Return Dynamic Strategy Equity Investment Fund (中國民生銀行－長信增利動態策略股票型證券投資基金)	Others	19,299,950	0.29%	—

Note: According to the promise made by CSAHC under the share reform scheme, 3,300,000,000 A shares held by CSAHC shall not be transferred until 17 June 2010.

(2) The shareholdings of the 10 largest shareholders after the Issue

As at 20 August 2009, the Company completed the registration of members related to the non-public issue of A Shares with China Securities Registration and Clearing Corporation Limited, Shanghai Branch.

No.	Names of shareholders	Nature of shareholders	Number of shares held (shares)	Shareholding (%)	Number of restricted shares held (shares)
1	CSAHC	State-owned legal person	4,021,150,000	55.22%	4,021,150,000[Note]

2	HKSCC Nominees Limited	Overseas legal person	1,740,314,398	23.90%	—
3	China Everbright Bank Company Limited — Everbright Bao De Xin Quantification Core Securities Investment 中國光大銀行股份有限公司－光大保德信量化核心證券投資		73,033,155	1.00%	—
4	China Construction Bank – YinHua Core Value Equity Fund (中國建設銀行－銀華核心價值優選股票型證券投資基金)	Others	53,006,484	0.73%	—
5	The Industrial and Commercial Bank of China – JianXin Optimal Allocation Mixed Investment Fund 中國工商銀行－建信優化配置混合型證券投資基金	Others	27,984,179	0.38%	—
6	Agricultural Bank of China — Zhongyou Core Growth Equity Securities Investment Fund 中國農業銀行－中郵核心成長股票型證券投資基金	Others	21,840,300	0.30%	—

7	Bank of Communication Kong Tong Industry Prosperous Securities Invest Fund 交通銀行－融通行業景氣證券投資基金	Others	21,799,854	0.30%	—
8	The Industrial and Commerce Bank of China – Shanghai Stock Exchange 50 Openly Trading Index Fund 中國工商銀行－上證50交易型開放式指數證券投資基金	Others	18,498,119	0.25%	—
9	China Construction Bank – Yinhua Thematic Wealth Equity Fund (中國建設銀行－銀華富裕主題股票型投資基金)	Others	17,002,976	0.23%	—
10	Industrial Bank-Industrial Trend Investment Mixed Securities Investment Fund 興業銀行股份有限公司－興業趨勢投資混合型證券投資基金	Others	14,999,986	0.21%	—

Note: The A shares acquired by CSAHC under this non-public issue of A shares by the Company shall not be transferred within 36 months from the completion date of the issue.

IV. Table showing the shareholding structure of the Company before and after the Issue and the changes

The shareholding structure of China Southern Airlines before and after the Issue and the changes are set out below:

	Before the Issue		Changes	After the Issue	
	Number of shares held (shares)	Percentage	Number of shares held (shares)	Number of shares held (shares)	Percentage
I. Tradable shares with trading moratorium					
1. State-owned shares	3,300,000,000	50.30%	721,150,000	4,021,150,000	55.22%
Including: China Southern Air Holding Company	3,300,000,000	50.30%	721,150,000	4,021,150,000	55.22%
Total tradable shares with trading moratorium	**3,300,000,000**	**50.30%**	**721,150,000**	**4,021,150,000**	**55.22%**
II. Tradable shares without trading moratorium					
1. RMB ordinary shares (A Shares)	1,500,000,000	22.86%	0	1,500,000,000	20.6%
2. Overseas listed foreign shares [Note] (H Shares)	1,761,267,000	26.84%	0	1,761,267,000	24.19%
Total tradable shares without trading moratorium	**3,261,267,000**	**49.70%**	**0**	**3,261,267,000**	**44.78%**
III. Total share capital	**6,561,267,000**	**100%**	**721,150,000**	**7,282,417,000**	**100%**

Note: the "Overseas listed foreign shares" included the Company's H Shares which were held by Asia Travel Investment Company Limited, an overseas three-level subsidiary of CSAHC in Hong

Kong.

V. Management Discussion and Analysis

Our management made a detailed discussion and analysis on the impacts of the issue of A Shares to the Company, including the impact of the Issue on the financial position and corporate governance of the Company, as well as the effect of the use of proceeds on the subsequent operation of the Company.

(1) Impact of the Issue on the financial position of the Company

Upon completion of the non-public issue of A Shares, the share capital and net assets of the Company increased significantly. Therefore, the financial strength of the Company will be greatly improved, which would in turn facilitate the optimization of its capital structure. The proceeds from the issue of A Shares after deducting the issue expenses will be fully used to repay bank loans. As such, the indebtedness and gearing ratio of the Company will decrease accordingly, which would enable the Company to enhance its ability to address risks, relieve the repayment pressure of loans due and reduce financial risk. In addition, it will help the Company to reduce its interest expenses and enhance its overall profitability and competitive edge, thus serving as a strong support for the Company to further leverage on its strength in airline operations.

(2) Impact of the Issue on the corporate governance of the Company

Prior to the Issue, the Company regulated its operations and established a relatively complete corporate governance system strictly in compliance with the provisions of the PRC Company Law and the PRC Securities Law and the Rules Governing the Listing of Shares on the Shanghai Stock Exchange. Subsequent to the share issue, the controlling shareholders and beneficial controllers of the Company will remain unchanged. The directors, supervisors and senior management will remain stable without affecting the stability and independence of original legal person governance structure. The Company will further regulate its operations and actually ensure its independence in accordance with the provisions of relevant laws, regulations and national policies.

(3) Effects of the use of proceeds to the subsequent operation of the Company

Following the completion of the non-public issue of A Shares, the Company intends to utilise all the net proceeds raised thereby (net of issue expenses) to repay the principal of its bank loans in aggregate amount of RMB2.3 billion. To date, the Company has obtained all written confirmations regarding the principal balance and maturity of the loans as set out in the relevant loan contract(s) and the written confirmation letter approving the Company to make early repayment, which were issued by the creditor bank designated to repay such bank loans with the aforesaid proceeds. The early repayment of such bank loans by the Company will improve the financial conditions and profitability of the Company, whereby positively facilitate the long-term sustainable development of the Company.

Firstly, the repayment of such bank loans with the proceeds raised from the non-public issue of A Shares will lead to a reduction in our indebtedness and our finance cost, and thus improve our profitability.

Secondly, the repayment of such bank loans with the proceeds raised from the non-public issue of A Shares will lower our gearing ratio, so as to enhance our ability to address risks and to lay a solid foundation for the future development of the Company.

Thirdly, following the completion of the non-public issue of A Shares, the equities attributable to the parent company of the Company and its subsidiaries (collectively the "Group") will significantly increase, hence the operation capability of the Company will be further strengthened.

The repayment of bank loans with the proceeds from this non-public issue of A Shares will help to reduce the finance cost, improve the Company 's overall operational efficiency and enhance the ability to address risks. In addition, the equity of the Company attributable to the parent company will be increased significantly and thus the Company's enterprise value will be enhanced. This is in the interests of all shareholders, in line with the Company's actual situation and strategic needs, and conducive to the healthy development of the Company in the long run.

(4) The impact of this issue on the competition with its peers within the industry

Before this non-public issue of A Shares, all the businesses and assets of the principal air transport business of China Southern Airlines Group, the controlling shareholder of the Company and other enterprises controlled by it was already operated and owned by the Company, therefore there is no competition between the Company and its controlling shareholder and other enterprises controlled by the latter.

There will be no change to the Company's business activities upon the completion of this non-public issue of A Shares. Therefore, there is and will be no competition between the businesses of the China Southern Airlines Group and other enterprises controlled by it and those of the Company thereafter.

(5) The impact of this issue on the Company's connected transactions

The proceeds raised from this non-public issue of A Shares will be used to repay bank loans and will not produce any new connected Transactions. Therefore, upon the completion of the non-public issue of A Shares, the Company and China Southern Airlines Group and its other controlled enterprises will continue to sign agreements in relation to the existing connected transactions by adhering to a just, fair and open principle of the market, and perform its obligations of information disclosure and go through relevant reporting and approval procedures pursuant to any relevant laws, regulations and relevant provisions of the Listing Rules and in strict compliance with the pricing principles as stipulated in the agreement of the connected transactions, and would not undermine the interests of the Company and its shareholders as a whole.

VI. Intermediaries

(1) Sponsor (lead underwriter)

Name: China International Capital Corporation Limited
Legal representative: Li Jiange
Contact Person: Li Xiaodai and Wang Xinran
Office address: 27th & 28th Floor, China World Tower 2 - No. 1 Jianguomenwai Avenue, Chaoyang District, Beijing
Contact No.: (010) 6505 1166
Fax No: (010) 6505 1156

(2) Lawyer of the Issuer

Name: Z&T Law Firm
Person-in-charge: Tang Jianfeng
Contact Person: Zhang Zhenya, Lu Hui, Wu Xiaoqing
Office address: 21/F, Yuehai Mansion, 472 East Huangshi Road, Guangzhou
Contact No.: (020) 8730 2008
Fax No: (020) 8730 6208

(3) Verification agency for subscription money

Company Name: Zhongrui Yuehua Certified Public Accountants Company Limited
Legal representative: Liu Guibin
Contact Person: Yan Bingqi, Li Xueying
Office address: 8 /F Block A Corporation Bldg.No.35 Finance Street Xicheng District Beijing
Tel No：（8610）88091188
Fax No:（8610）88091109

(4) Certified public accountant of the issuer

Name: KPMG Huazhen
Legal representative: SIU, Wai Keung
Office address: 8th Floor, Office Tower E2, Oriental Plaza, 1 East Chang An Avenue, Beijing
Contact person: Wang xiuling, Liang Xue'e, Wu Guoxian
Contact No.: (010) 8508 5000
Fax No: (010) 8508 5111

VII. Documents for Inspection

(1) Documents for inspection

1. The capital verification report issued by the certified public accountant of the Issuer
2. The written certification on new shares registration and custody issued by Shanghai Branch of China Securities Depository &Clearing Corporation Limited（中國證券登記結算有限責任公司上海分公司）;
3. All application documents for the Issue as approved by CSRC

(2) Place and time specified for public inspection

The above documents are available for inspection at the office of the Company from 9:00a.m. to 11:00 a.m. and from 2:30p.m. to 4:30 p.m. every day (other than statutory holidays).

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China

21 August 2009

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

Next Day Disclosure Return

(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: China Southern Airlines Company Limited

Stock code: 1055

Date submitted: 21 August 2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary Shares (A Shares)

I.

Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at 31 July 2009 (Note 2)	4,800,000,000				
Non-public issue of A Shares to China Southern Air Holding Company on 20 August 2009 (Note 3)	721,150,000	15.02%	RMB 3.16	N/A	N/A
Share repurchases	N/A				
Closing balance as at *(Note 8)* 21 August 2009	5,521,150,000				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
	___________				___________
Total	___________				___________

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ___________

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ___________%

((a) x 100)
issued share capital

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ________________ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: *Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

Submitted by: **Xie Bing**

(Name)

Title: **Secretary**
(Director, Secretary or other duly authorised officer)

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Name of listed issuer: China Southern Airlines Company Limited

Stock code: 1055 Date submitted: 21 August 2009

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange").

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under rule 10.06(4)(a).

Description of securities: Ordinary Shares (H Shares)

I

Issues of shares *(Notes 6 and 7)*	**No. of shares**	**Issued shares as a % of existing issued share capital before relevant share issue** *(Notes 4, 6 and 7)*	**Issue price per share** *(Notes 1 and 7)*	**Closing market price per share of the immediately preceding business day** *(Note 5)*	**% discount/ premium of issue price to market price** *(Note 7)*
Opening balance as at (Note 2) 31 July 2009	1,761,267,000				
Non-public issue of H Shares to Nan Lung Holding Limited on 21 August 2009	721,150,000	40.94%	RMB 1	HK$2.53	55.15% discount
Share repurchases	N/A				
Closing balance as at *(Note 8)* 21 August 2009	2,482,417,000				

Notes to Section I:

1. *Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given.*

2. *Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to rule 13.25A or Monthly Return pursuant to rule 13.25B, whichever is the later.*

3. *Please set out all changes in issued share capital requiring disclosure pursuant to rule 13.25A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories.*

4. *The percentage change in the listed issuer's issued share capital is to be calculated by reference to the listed issuer's total issued share capital (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return.*

5. *Where trading in the shares of the listed issuer has been suspended, "closing market price per share of the immediately preceding business day" should be construed as "closing market price per share of the business day on which the shares were last traded".*

6. *In the context of a repurchase of shares:*
   - *"issues of shares" should be construed as "repurchases of shares"; and*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "repurchased shares as a % of existing issued share capital before relevant share repurchase".*

7. *In the context of a redemption of shares:*
   - *"issues of shares" should be construed as "redemptions of shares";*
   - *"issued shares as a % of existing issued share capital before relevant share issue" should be construed as "redeemed shares as a % of existing issued share capital before relevant share redemption"; and*
   - *"issue price per share" should be construed as "redemption price per share".*

8. *The closing balance date is the date of the last relevant event being disclosed.*

II.

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
	______				______
Total	______				______

B. Additional information for issuer whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) ______

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution ______%

((a) x 100)
issued share capital

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated ______ which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Note to Section II: *Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.*

Submitted by: **Xie Bing**

(Name)

Title: **Secretary**
(Director, Secretary or other duly authorised officer)